SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)
(X)                               ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2000

                                       or

(  )                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                        Commission file number: 001-15019


 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               PEPSIAMERICAS, INC.

                                HOURLY RETIREMENT

                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PEPSIAMERICAS, INC.
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    PEPSIAMERICAS, INC.
                                    HOURLY RETIREMENT SAVINGS PLAN

                                    By: /s/ ANN SAMPLE
                                        -----------------------------------
                                        Ann Sample
                                        Senior Vice President - Human Resources





Dated:  June 28, 2001

                               PEPSIAMERICAS, INC.
                         HOURLY RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999
                   TOGETHER WITH INDEPENDENT AUDITORS' REPORT

                               PEPSIAMERICAS, INC.
                                HOURLY RETIREMENT
                                  SAVINGS PLAN
                                   ----------
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBIT



Report of Independent Auditors                                              F-4

Financial Statements:

    Statement of Net Assets Available for Benefits as of December 31, 2000
     and 1999                                                               F-5

    Statement of Changes in Net Assets Available for Benefits
     for the years ended December 31, 2000 and 1999                         F-6

    Notes to Financial Statements                                   F-7 to F-10

Consent of Independent Auditors                                      Exhibit 23

Independent Auditors' Report

To the Administrative Committee of
PepsiAmericas, Inc. Hourly Retirement Savings Plan
Rolling Meadows, Illinois

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Hourly Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Ostrow Reisin Berk & Abrams, Ltd.
Chicago, Illinois
June 20, 2001

                               PEPSIAMERICAS, INC.
                         HOURLY RETIREMENT SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



December 31,                                                                  2000                               1999
                                                                              ----                               ----

Assets:
     Plan interest in PepsiAmericas, Inc.
       Defined Contribution Master Trust                               $    65,590,547                    $    68,760,697

     Contributions receivable:
       Participant                                                              92,725                            119,957
       Employer, net of forfeitures                                             23,620                             23,356
                                                                       ---------------                    ---------------

         Total assets                                                       65,706,892                         68,904,010
                                                                       ---------------                    ---------------

Liabilities:
     Expenses payable                                                           37,751                             37,109
                                                                       ---------------                    ---------------

         Total liabilities                                                      37,751                             37,109
                                                                       ---------------                    ---------------

Net assets available for benefits                                      $    65,669,141                    $    68,866,901
                                                                       ===============                    ===============


See notes to financial statements.

                               PEPSIAMERICAS, INC.
                         HOURLY RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



Years ended December 31,                                                      2000                               1999
                                                                              ----                               ----

Additions to net assets attributed to:
     Net investment income (loss) from the PepsiAmericas, Inc.
       Defined Contribution Master Trust                               $    (2,122,884)                   $     8,264,331

     Contributions:
       Participant                                                           4,971,893                          4,272,934
       Employer, net of forfeitures                                          1,281,602                          1,162,133
                                                                       ---------------                    ---------------

         Total additions                                                     4,130,611                         13,699,398
                                                                       ---------------                    ---------------

Deductions from net assets attributed to:
     Participants' withdrawals                                               4,138,123                          4,033,747
     Administrative expenses                                                   186,397                            162,723
                                                                       ---------------                    ---------------

         Total deductions                                                    4,324,520                          4,196,470
                                                                       ---------------                    ---------------

Transfers (to) from other plans (Note 5)                                    (3,003,851)                         4,585,458
                                                                       ---------------                    ---------------

         Increase (decrease) in net assets                                  (3,197,760)                        14,088,386

Net assets available for plan benefits:
     Beginning of year                                                      68,866,901                         54,778,515
                                                                       ---------------                    ---------------

     End of year                                                       $    65,669,141                    $    68,866,901
                                                                       ===============                    ===============


See notes to financial statements.

                               PEPSIAMERICAS, INC.
                                HOURLY RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

(1)  Description of Plan

The following brief description of the PepsiAmericas, Inc. Hourly Retirement Savings Plan (formerly known as the Whitman Corporation Master Retirement Savings Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan, which covers eligible employees of PepsiAmericas, Inc. (formerly known as Whitman Corporation) and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with PepsiAmericas, Inc. being considered an Employer. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a Participant.

The Plan permits participating Employers to select from a variety of features to offer a custom-tailored Plan to employee groups. The Employer may offer the Plan in the form of a Pre-tax 401(k) Savings Plan or an After-tax Savings Plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

The total annual pre-tax contributions by a Participant were limited in 2000 and 1999 to the lesser of $10,500 and $10,000, respectively, (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue
Code) or the appropriate percentage of the Participant's total compensation during the year.

Forfeitures
-----------

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce Employer contributions.

Plan Termination
----------------

Although it has not expressed any intent to do so, PepsiAmericas, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts
--------------------

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

                               PEPSIAMERICAS, INC.
                                HOURLY RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 2000 and 1999


Participant Notes Receivable
----------------------------

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Vesting
-------

Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service, if permanently disabled, upon attainment of age 65, upon death, or if terminated by an Employer for specific reasons.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits
-------------------

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses
--------

External administrative expenses for the preparation and maintenance of the Plan's financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options
------------------

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 2000 and 1999, the following investments were offered:

                    o Conservative Portfolio
                    o Moderate Portfolio
                    o Growth Portfolio
                    o Aggressive Growth Portfolio
                    o Fixed Income Fund
                    o Large Company Fund
                    o Small Company Fund
                    o International Fund
                    o PepsiAmericas, Inc. Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

                               PEPSIAMERICAS, INC.
                                HOURLY RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 2000 and 1999


(2)  Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the PepsiAmericas, Inc. Defined Contribution Master Trust (formerly known as the Whitman Corporation Defined Contribution Master Trust) ("the Trust") which was established for the investment of assets of the Plan and another PepsiAmericas, Inc. sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the "Trustee"). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2000 and 1999, the Plan's interest in the net assets of the Trust was approximately 26% and 27%, respectively.

The Trust held the following classifications of investments as of December 31, 2000 and 1999:

                                                                              2000                  1999
                                                                       -----------------     -----------------

Investments at market value:
        Common Stock:  PepsiAmericas, Inc.                             $      21,107,883     $      20,639,597
                       PepsiCo, Inc.                                           6,113,039             6,018,585
        Collective Investment Trusts                                         172,652,633           178,817,962
        Participant Notes Receivable                                           5,312,952             5,341,433

Investments at contract value:
        Investment contracts                                                  44,182,937            45,735,158
                                                                       -----------------     -----------------
           Total Trust Investments                                     $     249,369,444     $     256,552,735
                                                                       =================     =================

As of December 31, 2000 and 1999, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $310,508 and $66,381, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 2000 and 1999:

                                                                              2000                 1999
                                                                       -----------------     -----------------

Net appreciation (depreciation) in fair value of investments:
        Common Stock                                                   $      5,841,892      $    (17,341,043)
        Collective Investment Trusts                                        (12,863,167)           30,021,865
                                                                       ----------------      ----------------
                                                                             (7,021,275)           12,680,822
Interest, Dividends and Other                                                 3,399,960             3,234,065
                                                                       ----------------      ----------------
        Total Investment Income (Loss)                                 $     (3,621,315)     $     15,914,887
                                                                       ================      ================

(3)  Summary of Significant Accounting Policies

Basis of Presentation
---------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
-------------------------------------------

Except for the investment contracts, the Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

                               PEPSIAMERICAS, INC.
                                HOURLY RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                  NOTES TO FINANCIAL STATEMENTS -- (Continued)
                           December 31, 2000 and 1999


Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 2000 and 1999, was 6.2% and 6.0%, respectively. The aggregate interest rate for the investment contracts as of December 31, 2000 and 1999, was 6.2% and 6.2%, respectively. The fair value of the investment contracts in the Trust as of December 31, 2000 and 1999, was approximately $46,700,000 and $44,800,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants
-----------------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(5)  Transfers (To) From Other Plans

In 1999, the Plan's sponsor entered into a new business relationship with PepsiCo, Inc. ("PepsiCo"), whereby PepsiCo contributed certain assets of several domestic franchise territories in May 1999 to the Plan's sponsor and the Plan's sponsor sold certain of its operations to PepsiCo.

Effective June 11, 1999, the assets attributable to the participants under the PepsiCo sponsored retirement plan were transferred to the Trust. The asset transfer amounted to approximately $16.5 million. A residual transfer of approximately $165,000 was made during 2000.

Effective February 23, 2000, the assets attributable to the accounts of the participants who were employees of the domestic operations sold to PepsiCo were transferred to the trust established under PepsiCo's retirement plans. The asset transfer amounted to approximately $5.2 million.